Mail Stop 4561

March 29, 2007

Mr. Joseph J. Bouffard
President and Chief Executive Officer
BCSB Bankcorp, Inc.
4111 E. Joppa Road, Suite 300
Baltimore, MD 21236

> **Re:** **BCSB Bankcorp, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2006**
> **Filed December 22, 2006**
> **File No. 0-24589**

Dear Mr. Bouffard:

We have reviewed your response dated March 22, 2007 and have the following comment.

Form 10-K for the Fiscal Year Ended September 30, 2006:

Exhibit 13 – 2006 Annual Report

Consolidated Financial Statements

1.   We note your proposed future disclosure response to comment one of our letter dated March 8, 2007. You indicate in your proposed disclosure that the company typically has possession of repossessed automobiles for less than 30 days. In light of this short time-period and the rather significant amount of losses on repossessed assets, please tell us how you determine that the published wholesale value is representative of fair value. Please quantify for us for each period presented, the carrying amount of loans for which you repossessed the automobile collateral and the estimated fair value of the automobile at the time of repossession based on the published wholesale value.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief